CONTACTS:
Donald R. Peck
LoJack Corporation
(781) 302-4200

David Calusdian
Sharon Merrill Associates
(617) 542-5300

LOJACK CORPORATION REPORTS SECOND QUARTER
2013 FINANCIAL RESULTS

Highlights

•	Revenue of $33.7 Million, Up 6% from Q2 2012

•	Gross Margin Improves 240 Basis Points to 54.5%

•	Net Income of $2.6 Million, EPS of $0.15, including tax benefit of $2.4 million

•	Successful Pre-Install Program Drives 25% Increase in U.S. Dealer Volume

•	Company Reiterates 2013 Guidance

•	Expects Continued Volatility in International Business

Canton, MA, August 6, 2013 – LoJack Corporation (NASDAQ GS: LOJN), the company that created the stolen vehicle recovery market, today reported consolidated revenue for the second quarter ended June 30, 2013 of $33.7 million, compared with $31.7 million in the same quarter of the prior year. Net income attributable to LoJack Corporation for the quarter was $2.6 million, or $0.15 per share, which compares favorably to a loss of $2.2 million in the prior-year period.

Of the current period's net income of $2.6 million, $2.4 million relates to a tax benefit recorded during the period.

Comments on the Second Quarter
“LoJack sustained its positive momentum in the second quarter with revenue growth, margin improvement and enhanced profitability,” said Randy L. Ortiz, the Company's Chief Executive Officer and President. “Our results underscore the growing success of our Domestic Pre-Install Program, which is enabling our dealer customers to enhance their profitability while providing an increasing number of consumers across the country with the safety, security and protection of our Stolen Vehicle Recovery System.”

“Volume in our U.S. dealer channel grew 25% in the quarter over the same period last year, more than doubling the 11% growth of the retail domestic auto industry,” said Ortiz. “This was the ninth consecutive month in which our unit growth outperformed that of the U.S. retail market. Pre-installed units represented 45% of LoJack's total volume, compared with 32% in Q2 of 2012 while the Company increased gross margins year over year.”

The Company's U.S. revenue grew 8% in the second quarter of 2013 to $23.7 million, up from $22.0 million a year earlier, while international licensee revenue increased 11% to $6.1 million from $5.5 million for the same period of 2012.

“The percentage of our total volume represented by national accounts, agents and the 125 largest dealers in our coverage areas continued to increase in the second quarter. We believe this validates and reinforces our marketing strategy aimed at these key segments of our U.S. dealer channel.

“Complementing this domestic performance, both commercial and international volumes rose during the second quarter,” Ortiz said. “On the international front, during the quarter we had significant shipments to our licensee in South Africa and reinitiated shipments to our licensee in Argentina in accordance with that country's trade balancing policies. We are encouraged about the resumption of activities in Argentina and cautiously optimistic that our volume there will reach previous levels over time. However, the trade process with Argentina remains challenging. Furthermore, our business with our Brazilian licensee continues to be sporadic. Therefore we expect our international business to remain volatile.”

Consolidated gross profit for the second quarter of 2013 was $18.4 million, or 54.5% of revenue, compared with $16.5 million, or 52.1% of revenue, in the same quarter of 2012, driven by higher revenue in the 2013 period.

Operating expenses in the second quarter of 2013 were $18.2 million, compared with $18.0 million for the same period of 2012. The Company recorded a $623,000 credit during the current quarter related to the final settlement of the California Wage-and-Hour Litigation.

Adjusted EBITDA for the second quarter of 2013, which excludes the items reflected in Table 1, increased to $1.8 million compared with adjusted EBITDA of $0.4 million in the second quarter of 2012.
As previously reported, in May 2011 the Internal Revenue Service opened an audit of the Company's 2009 tax return. In 2012 the IRS's audit report was furnished to the congressional Joint Committee on Taxation for their consideration. In April 2013, the Company was notified that the audit process is now complete and that there would be no further changes to our 2009 tax return. During the second quarter of 2013 the Company recorded a discrete tax benefit of $2.4 million which was primarily related to the release of tax reserves associated with the settlement of tax examinations. The release of reserves resulted in a tax benefit to the Company of $0.13 per share in the second quarter of 2013.

LoJack's cash and equivalents remained at $46.0 million at June 30, 2013. The Company paid approximately $7.5 million in July 2013 under a settlement agreement reached in 2012 related to the California wage-and-hour class action litigation. The payment, which is $623,000 less than the Company's expected obligation, settles all remaining claims in this matter.

Business Outlook
Ortiz commented, “In the second half of 2013, we expect to further strengthen our operating efficiencies, broaden relationships with our dealer partners and expand the launch of new LoJack-branded fleet management products being developed through our alliance with TomTom Business Solutions. Based on the current business environment, we continue to expect that consolidated revenue will increase approximately 10% over 2012, and that adjusted EBITDA will be in the range of 3 to 7% of consolidated revenue for the full year.”

Second-Quarter Financial Results Conference Call
In conjunction with its second-quarter 2013 financial results, LoJack will host a conference call for investors and analysts at 8:30 a.m. ET today. To access the webcast of the call, log onto http://

www.lojack.com (click “About Us,” “Investor Relations,” and then click “Events and Presentations”). The live call can also be accessed by 877-868-1835 (toll-free) or 914-495-8581 (international) and using 13543807 as the conference ID. An archive of the webcast will be available on the Company's website.

About LoJack Corporation
LoJack Corporation, the company that has helped more than nine million people protect their vehicles in the event of theft over the past 25+ years, today provides safety, security and protection for an ever-growing range of valuable assets and people. Leveraging its core strengths, including its well-known brand, direct integration with law enforcement and dealer distribution network, LoJack Corporation is expanding into new areas across the continuum from theft deterrence to recovery. The Company is focusing on creating a new level of value for its dealer, customer and investor communities by delivering innovative offerings and multiple technologies in expanding geographies. For more information, visit www.lojack.com, www.autotheftblog.com, www.youtube.com/lojack, www.twitter.com/LoJackCorp or www.Facebook.com/LoJackCorp.

Safe Harbor Regarding Forward Looking Statements
From time to time, information provided by the Company or statements made by its employees may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws, which involve risks and uncertainties. You can identify these statements by use of the words “assumes,” “believes,” “estimates,” “expects,” “will,” “intends,” “plans,” “projects” and similar expressions that do not relate to historical matters. Any statements in this news release that are not statements of historical fact are forward-looking statements, including, but not limited to, statements concerning (a) the Company's markets, including the domestic auto market and international markets, (b) conditions in the automotive industry and market trends, (c) the Company's strategic initiatives and plans for growth and future operations, including with respect to the Company's pre-install programs, (d) the Company's relationships with consumers, agents, dealer groups and other dealer-partners, (e) the Company's strategic alliance with TomTom, (f) the development of new products and services, including fleet management products, (g) the Company's future financial performance, including expected revenue and adjusted EBITDA, and (h) sales by the Company to its licensee in Argentina and Brazil. Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: (1) the continued and future acceptance of the Company's products and services, including the Company's pre-install program and fleet management products; (2) the Company's ability to obtain financing from lenders; (3) the outcome of ongoing litigation involving the Company; (4) the rate of growth in the industries of the Company's customers; (5) the presence of competitors with greater technical, marketing, and financial resources; (6) the Company's customers' ability to access the credit markets, including changes in interest rates; (7) the Company's ability to promptly and effectively respond to technological change to meet evolving customer needs; (8) the Company's ability to successfully expand its operations, including through the introduction of new products and services; (9) changes in general economic or geopolitical conditions, including the European debt crisis; (10) conditions in the automotive retail market and the Company's relationships with dealers, licensees, partners and agents; (11) the expected timing of purchases by the Company's customers; (12) the Company's ability to achieve the expected benefits of its strategic alliance with TomTom; and (13) trade tensions and governmental regulations and restrictions. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 and the Company's other filings with the Securities and Exchange Commission.

Readers should not place undue reliance on any forward-looking statements, which only speak as of the date made. Except as required by law, the Company undertakes no obligation to release publicly the result of any revision to the forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures
In addition to financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release also contains the non-GAAP financial measure, adjusted EBITDA. The Company believes that the inclusion of this non-GAAP financial measure in this press release helps investors to gain a meaningful understanding of changes in the Company's core operating results, and can also help investors who wish to make comparisons between LoJack and other companies on both a GAAP and a non-GAAP basis. LoJack management uses this non-GAAP measure, in addition to GAAP financial measures, as the basis for measuring our core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. These measures are also used by management to assist with their financial and operating decision making.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release may be different from, and therefore may not be comparable to, similar measures used by other companies. Reconciliations of the non-GAAP financial measures used in this press release to the most directly comparable GAAP financial measures are set forth in the text of, and the accompanying tables to, this press release.

Table 1 – Adjusted EBITDA Computation

GAAP to Pro Forma Non-GAAP Reconciliation
(in thousands)

	Three Months Ended	Three Months Ended
	June 30, 2013	June 30, 2012
	$	$

Net income (loss), as reported	2,645	(2,229)
Adjusted for:
(Benefit) provision for income taxes	(2,281)	239
Other income (expense)	150	(460)
Operating income (loss)	214	(1,530)
Adjusted for:
Depreciation and amortization	1,088	1,317
Stock compensation expense	521	650
Adjusted EBITDA	1,823	437

	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2012
	$	$

Net income (loss), as reported	(2,991)	(2,524)
Adjusted for:
(Benefit) provision for income taxes	(2,355)	497
Other income (expense)	74	148
Operating income (loss)	(5,420)	(2,175)
Adjusted for:
Depreciation and amortization	2,217	2,514
Stock compensation expense	943	1,522
Adjusted EBITDA	(2,260)	1,861

LoJack Corporation and Subsidiaries
Condensed Consolidated Statement of Operations

(in thousands, except share and per share amounts)

	Three Months Ended
	June 30,
	2013	2012
	(unaudited)

Revenue	$33,680	$31,663

Cost of goods sold	15,316	15,160

Gross profit	18,364	16,503

Costs and expenses:
Product development	1,224	1,308
Sales and marketing	8,054	7,698
General and administrative	7,844	7,810
Depreciation and amortization	1,028	1,217
Total	18,150	18,033

Operating income (loss)	214	(1,530)

Other income (expense):
Interest income	28	43
Interest expense	(256)	(187)
Other, net	378	(316)
Total	150	(460)

Income (Loss) before (benefit) provision for income taxes	364	(1,990)
(Benefit) provision for income taxes	(2,281)	239
Net income (loss)	2,645	(2,229)
Net income (loss) attributable to noncontrolling interest in consolidated subsidiary	10	(4)
Net income (loss) attributable to LoJack Corporation	$2,635	$(2,225)

Net income (loss) per diluted share attributable to LoJack Corporation	$0.15	$(0.13)

Weighted average diluted common shares outstanding	17,982,688	17,500,282

LoJack Corporation and Subsidiaries
Condensed Consolidated Statement of Operations

(in thousands, except share and per share amounts)

	Six Months Ended
	June 30,
	2013	2012
	(unaudited)

Revenue	$64,899	$65,965

Cost of goods sold	30,064	30,799

Gross profit	34,835	35,166

Costs and expenses:
Product development	2,666	2,823
Sales and marketing	16,332	14,668
General and administrative	19,163	17,493
Depreciation and amortization	2,094	2,357
Total	40,255	37,341

Operating loss	(5,420)	(2,175)

Other income (expense):
Interest income	49	83
Interest expense	(454)	(357)
Other, net	479	422
Total	74	148

Loss before (benefit) provision for income taxes	(5,346)	(2,027)
(Benefit) provision for income taxes	(2,355)	497
Net loss	(2,991)	(2,524)
Net income attributable to noncontrolling interest in consolidated subsidiary	49	9
Net loss attributable to LoJack Corporation	$(3,040)	$(2,533)

Net loss per diluted share attributable to LoJack Corporation	$(0.17)	$(0.15)

Weighted average diluted common shares outstanding	17,631,802	17,444,405

LoJack Corporation and Subsidiaries
Condensed Consolidated Balance Sheets

(in thousands)

	June 30, 2013	December 31, 2012
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$45,998	$48,592
Restricted cash	47	225
Marketable securities at fair value	965	1,877
Accounts Receivable, net of allowances of $2,234 and $2,599, respectively	21,377	20,037
Inventories	7,163	7,123
Prepaid and other expenses	2,571	2,917
Prepaid and receivable income taxes	1,057	1,319
Deferred income taxes	399	586
Total current assets	79,577	82,676
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $49,033 and $49,250, respectively	11,849	11,686
DEFERRED INCOME TAXES	156	145
INTANGIBLE ASSETS—NET	95	100
GOODWILL	1,245	1,245
OTHER ASSETS—NET	5,342	6,076
TOTAL ASSETS	$98,264	$101,928
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short term debt	$274	$274
Accounts payable	6,239	5,979
Accrued and other liabilities	15,623	15,827
Current portion of deferred revenue	11,859	13,274
Accrued compensation	4,760	3,290
Total current liabilities	38,755	38,644
LONG TERM DEBT	14,832	13,820
DEFERRED REVENUE	12,133	13,395
DEFERRED INCOME TAXES	399	586
OTHER ACCRUED LIABILITIES	1,237	3,994
ACCRUED COMPENSATION	1,715	1,243
Total liabilities	69,071	71,682
COMMITMENTS AND CONTINGENT LIABILITIES	—	—
EQUITY:
Preferred stock—$.01 par value; authorized, 10,000,000 shares	—	—
Common stock—$.01 par value; authorized, 35,000,000 shares; issued and outstanding 18,743,348 at June 30, 2013 and 18,187,703 at December 31, 2012	187	182
Additional paid-in capital	24,159	23,261
Accumulated other comprehensive income	7,226	6,191
Retained earnings (accumulated deficit)	(2,303)	737
Total LoJack Corporation equity	29,269	30,371
Noncontrolling interest in subsidiary	(76)	(125)
Total equity	29,193	30,246
TOTAL LIABILITIES AND EQUITY	$98,264	$101,928